SCHEDULE 13G	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   1 )*

Saratoga Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

803521103

(CUSIP Number)

December 31, 2012

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 7

CUSIP No. 803521103

1	NAMES OF REPORTING PERSONS Taylor Asset Management, Inc FEIN # 26-044-8554
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,052,934(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,052,934 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,934 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON IA

(1) Mr. Stephen S. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. (“TIF”).  Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) Of the 1,226,726 shares directly beneficially owned by TIF, 880,600 shares consist of common stock, par value $0.001 per share (the “Common Stock”); 111,334 shares of Warrants convertible into Common Stock at an exercise price equal to $5.00 per share and 61,000 shares of Warrants convertible into Common Stock at an exercise price equal to $8.00 per share.

SCHEDULE 13G	Page 3 of 7

CUSIP No. 803521103

1	NAMES OF REPORTING PERSONS Stephen S Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,229,436(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,229,436 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,229,436 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON IN;IA

 (1) Consists of 176,502 shares owned by Mr. Stephen S. Taylor and 1,052,934 shares owned by Taylor International Fund, Ltd. (“TIF”).  Mr. Taylor may be deemed to hold an indirect beneficial interest in shares that are directly beneficially owned by TIF.  Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) Of the 176,502 shares directly beneficially owned by Mr. Taylor, 143,168 shares consist of common stock, par value $0.001 per share (the “Common Stock”); and 33,334 shares of Warrants convertible into Common Stock at an exercise price equal to $5.00 per share.

SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Saratoga Resources, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7500 San Felipe Suite 675, Houston, Texas 77063

ITEM 2

(a)-(c) This Schedule 13G is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor (together with TAM, the “Reporting Party”).  TAM is an Illinois corporation located at 714 S. Dearborn Street, 2 nd Floor Chicago, IL 60605, with the telephone number (312) 583-0500.  Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2 nd Floor Chicago, IL 60605.

(d) Common stock, par value $0.001 per share (the “Common Stock”). Of the 1,229,436 shares beneficially owned by the Reporting Party, 1,023,768 shares consist of Common Stock; 144,668 shares of Warrants convertible into Common Stock at an exercise price equal to $5.00 per share and 61,000 shares of Warrants convertible into Common Stock at an exercise price equal to $8.00

(e)	CUSIP Number:

803521103

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of theInvestment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J).

SCHEDULE 13G	Page 5 of 7

ITEM 4.	Ownership

(a)-(b)   Mr. Taylor has direct beneficial ownership of 176,502 shares of the Issuer. TIF has direct beneficial ownership of 1,052,934 shares of the Issuer.  Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of TIF.  Accordingly, Mr. Taylor may be deemed to own beneficially a total of 1,229,436 shares of the Issuer constituting of 3.9% of the Issuer's shares of Common Stock outstanding as of October 29, 2012.

ITEM 5.

Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable

ITEM 8.	Identification and Classification of Members of the Group Not applicable.

ITEM 9.	Notice of Dissolution of Group Not applicable.

ITEM 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

Stephen S Taylor

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

SCHEDULE 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 10th day of February, 2012, by and among Taylor International Fund, Ltd. and Stephen S. Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Saratoga Resources that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR
By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually